SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934*


                                  Kookmin Bank
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Common Stock, par value Korean Won 5,000 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    50049M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY 10004
                                 (212) 902-1000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 22, 2002
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Goldman Sachs Group, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      16,883,143
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     16,883,143

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,883,143

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

   14      TYPE OF REPORTING PERSON

           CO, HC

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs (Asia) L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF, WC, OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      16,883,143
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     16,883,143

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,883,143

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

   14      TYPE OF REPORTING PERSON

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo Gen Par, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      16,831,151
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     16,831,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,831,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

   14      TYPE OF REPORTING PERSON

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Koryo, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      16,831,151
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     16,831,151

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,831,151

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%

   14      TYPE OF REPORTING PERSON

           PN

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Chosun Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF, WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Labuan, Malaysia

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      6,249,882
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     6,249,882

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,249,882

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.0%

   14      TYPE OF REPORTING PERSON

           CO

---------------------
CUSIP No. 50049M109
---------------------


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Goldman Sachs Capital Shilla Ltd.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
                                                                        (b)  |_|

    3      SEC USE ONLY


    4      SOURCE OF FUNDS
           AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Labuan, Malaysia

                              7      SOLE VOTING POWER
    NUMBER OF SHARES                 0
  BENEFICIALLY OWNED BY
      EACH REPORTING          8      SHARED VOTING POWER
         PERSON                      10,581,269
         WITH
                              9      SOLE DISPOSITIVE POWER
                                     0

                             10      SHARED DISPOSITIVE POWER
                                     10,581,269

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,581,269

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                      |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.2%

   14      TYPE OF REPORTING PERSON

           CO

The Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs
(Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation, as amended by Amendment No. 1 filed on June 7, 2002 and Amendment No. 2 filed on June 26, 2002, is hereby amended and restated as set forth in this Amendment No. 3. This Amendment No. 3 is being filed in connection with the execution and delivery of a conversion notice dated November 22, 2002 to The Bank of New York, as trustee, by Goldman Sachs Capital Shilla Ltd, converting U.S.$200 million principal amount of Kookmin Bank's 3.00% Subordinated Convertible Bonds Due 2005 into 10,581,289 shares of such common stock and the execution on October 31, 2002 of Amendment No. 1 to the Amended and Restated Investment Agreement, dated as of September 4, 2002, by Goldman Sachs Capital Koryo, L.P. and Kookmin Bank.

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the common stock, par value Korean Won 5,000 per share (the "Common Stock"), of Kookmin Bank, a Republic of Korea corporation (the "Company"). The principal executive offices of the Company are located at 9-1, 2-Ga, Namdaemoon-ro, Jung-gu, Seoul, Korea 100-703.

        The Company is a new corporation resulting from the merger between old Kookmin Bank, a Republic of Korea corporation ("Old Kookmin"), and H&CB, a Republic of Korea commercial bank principally engaged in mortgage lending and retail banking. This merger was completed on November 1, 2001.

Item 2. Identity and Background.
        -----------------------

        This statement is being filed jointly by The Goldman Sachs Group, Inc. ("GS Group"), Goldman Sachs (Asia) L.L.C. ("GS Asia"), Goldman Sachs Capital Koryo Gen Par, L.L.C. ("GS Koryo Gen Par"), Goldman Sachs Capital Koryo, L.P. ("GS Koryo LP"), Goldman Sachs Capital Chosun Ltd. ("GS Chosun"), and Goldman Sachs Capital Shilla Ltd. ("GS Shilla") (GS Group, GS Asia, GS Koryo Gen Par, GS Koryo LP, GS Chosun and GS Shilla, collectively, the "Filing Persons").(1)

        Each of GS Chosun, GS Shilla and GS Koryo LP was formed for the purpose of investing in the securities of the Company pursuant to the transactions described in Items 3 through 6 of this Schedule 13D. GS Chosun and GS Shilla, each a Labuan corporation, are direct wholly owned subsidiaries of GS Koryo LP, a Cayman Islands exempted limited partnership. GS Koryo Gen Par, a Delaware limited liability company, is the sole general partner of GS Koryo LP. GS Asia is a Delaware limited liability company, which serves as the investment manager for GS Koryo LP. All the interest in each of GS Koryo Gen Par and GS Asia is owned by GS Group directly or indirectly through wholly owned subsidiaries. GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

--------

1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


        The principal business address of each Filing Person (other than GS Group) is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China. The principal business address of GS Group is 85 Broad Street, New York, NY 10004.

        The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director of GS Asia are set forth in Schedule II hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Koryo Gen Par, the sole managing general partner of GS Koryo LP, are set forth in Schedule III hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Chosun are set forth in Schedule IV hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and/or executive officer of GS Shilla are set forth in Schedule V hereto and are incorporated herein by reference.

        During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I to V hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        The Filing Persons have entered into a Joint Filing Agreement, dated as of November 26, 2001, a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        On May 27, 1999, GS Koryo LP and Old Kookmin entered into an Investment Agreement (the "Investment Agreement"), pursuant to which GS Koryo LP agreed to purchase from Old Kookmin, and Old Kookmin agreed to issue and sell to GS Koryo LP, (i) 30,000,000 shares of Old Kookmin's common stock, par value Korean Won 5,000 per share, at an aggregate purchase price of Korean Won 360 billion and
(ii) U.S.$200 million principal amount of its 3.00% Subordinated Convertible Bonds Due 2005 (the "Convertible Bonds") convertible into Common Stock. The Convertible Bonds were issued pursuant to an Indenture, dated June 14, 1999, between Old Kookmin and The Bank of New York, as trustee (the "Indenture"), which is filed as Exhibit 4 hereto and is incorporated by reference herein. At or about November 1, 2001, the date of the merger of Old Kookmin and H&CB, the Company and The Bank of New York, as trustee, entered into a Supplemental Indenture (the "Supplemental Indenture") confirming the assumption by the Company of the obligations of Old Kookmin under the Indenture.

        On September 4, 2001, Old Kookmin and GS Koryo LP entered into an agreement (the "Amended Investment Agreement") to amend and restate the Investment Agreement to eliminate those provisions of the Investment Agreement that would no longer be applicable after the completion of the merger of Old Kookmin and H&CB. Pursuant to the terms of the Amended Investment Agreement, the Company is bound by the provisions of the Amended Investment Agreement applicable to Old Kookmin. The Amended Investment Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference.

        On October 31, 2002, GS Koryo LP and the Company entered into Amendment No. 1 to the Amended Investment Agreement (the "Amendment to Amended Investment Agreement") to eliminate certain government rights of GS Koryo LP as described in greater detail in Item 4. The Amendment to Amended Investment Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

        On June 11, 1999, GS Koryo LP and GS Chosun entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Chosun, pursuant to
Section 11.09 of the Investment Agreement, its rights to purchase shares of common stock of Old Kookmin, and GS Chosun assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Chosun executed a Loan Agreement whereby GS Koryo LP made a loan to GS Chosun in the amount of Korean Won 360 billion to be used by GS Chosun to pay the purchase price for the shares of common stock of Old Kookmin, in consideration of which GS Chosun issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Chosun granted to GS Koryo LP a first-priority security interest in the purchased common stock and certain additional collateral.

        On June 11, 1999, GS Koryo LP and GS Shilla entered into an Assignment and Assumption Agreement whereby GS Koryo LP assigned to GS Shilla, pursuant to
Section 11.09 of the Investment Agreement, its rights to purchase the Convertible Bonds, and GS Shilla assumed the obligation to pay the purchase price therefor. On June 14, 1999, GS Koryo LP and GS Shilla executed a Loan Agreement whereby GS Koryo LP made a loan to GS Shilla in the amount of U.S.$200 million to be used by GS Shilla to pay the purchase price for the Convertible Bonds, in consideration of which GS Shilla issued a Secured Demand Promissory Note evidencing the loan under the Loan Agreement and pursuant to which GS Shilla granted to GS Koryo LP a first-priority security interest in the Convertible Bonds and certain additional collateral.

        GS Koryo LP received its cash from contributions by its partners.

        On November 2, 1999, GS Chosun purchased 3,013,348 shares of common stock of Old Kookmin in a rights offering by Old Kookmin at a purchase price of U.S.$9.4978 per share, and the conversion rate of the Convertible Bonds was adjusted to account for dilution.

        On April 23, 2001, Old Kookmin and H&CB, a Korean commercial bank principally engaged in mortgage lending and retail banking, entered into a merger agreement pursuant to which the two banks agreed to merge by combining into a new corporation to be named "Kookmin Bank" referred to herein as the Company. On November 1, 2001, such agreed upon merger was completed.

        As a result of the merger, (a) holders of Old Kookmin common stock received one share of Common Stock of the Company for every 1.688346 shares of common stock they owned in Old Kookmin, and holders of Old Kookmin global depositary shares received one American depositary share of the Company for every 1.688346 global depositary shares they owned; and (b) holders of H&CB common stock received one share of Common Stock of the Company for every share of common stock of H&CB they owned, and holders of H&CB American depositary shares received one American depositary share of the Company for every two American depositary shares they owned. Accordingly, GS Chosun received 19,553,663 shares of Common Stock of the Company for the shares of common stock of Old Kookmin that GS Chosun held prior to the Merger, and the Convertible Bonds held by GS Shilla became convertible into 10,046,347 shares of Common Stock of the Company. As a result of a stock dividend of 6% distributed by the Company on April 3, 2002 to its stockholders of record as of December 31, 2001 and other adjustment events, the conversion price was adjusted and the Convertible Bonds held by GS Shilla are convertible, as of November 22, 2002, into 10,581,269 shares of Common Stock of the Company.

        In addition, as a result of the merger, GS Asia and certain affiliated broker-dealers wholly owned by GS Group received 897,445 shares of Common Stock in exchange for the shares of common stock of H&CB and Old Kookmin held by them prior to the merger.

        On November 14, 2001, a wholly owned subsidiary of GS Asia purchased 9 shares of Common Stock for its own account at a purchase price of Korean Won 42,100 per share to satisfy a regulatory obligation on the part of Korean broker-dealers to buy for their own account stock in odd-lot trades.

Item 4. Purpose of Transaction.
        ----------------------

General

        The purpose of the acquisition of the shares of Common Stock and the Convertible Bonds (collectively, the "Securities") of the Company by GS Koryo LP, GS Chosun and GS Shilla is to acquire an equity interest in the Company. On November 22, 2002, GS Shilla executed and delivered a conversion notice in accordance with the terms of the Indenture to The Bank of New York, as trustee, for the conversion of all of the Convertible Bonds into shares of Common Stock. See Item 5(c) below for a description of the conversion. Pursuant to the Amended Investment Agreement, as amended by the Amendment to Amended Investment Agreement, GS Koryo LP has certain rights in respect of securities offerings and other matters relating to the Securities, which are described more fully below. The Amendment to Amended Investment Agreement eliminated certain governance rights of GS Koryo LP including the contractual right to nominate one member of the board of directors of the Company and the right to negative control over certain mergers, amalgamations and consolidations. Henry Cornell, who is also a managing director of Goldman, Sachs & Co., a New York limited partnership and an investment banking firm wholly owned by GS Group, was previously nominated by GS Koryo LP pursuant to this contractual right and continues to serve on the board of directors of the Company.

        The acquisition of shares of Common Stock by GS Asia and certain other broker-dealers wholly owned by GS Group was made in the ordinary course of their business.

OFFERINGS OF SECURITIES

        Upon request of the Purchaser, the Company will use its reasonable best efforts to assist GS Koryo LP and its affiliates in connection with any proposed offer and sale of any Securities that is not to be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), including any efforts required to list the Convertible Bonds. The Company will, upon the request of GS Koryo LP, prepare offering documentation in customary form, and enter into an underwriting or purchase agreement containing customary terms and provisions reasonably acceptable to the Company, in connection with such a proposed offer and sale of Securities, and take all such other customary actions as may reasonably be requested to facilitate the offer and sale of such Securities. The Company will not enter into any agreement with respect to the Common Stock that is inconsistent with the preceding sentence.

COVENANTS

        Access of Certain Purchaser Affiliates. Certain affiliates of GS Koryo LP will be entitled, from time to time, to discuss with the Company, its officers, directors and independent accountants, and to make proposals, recommendations and suggestions to the Company relating to, the business and affairs of the Company. The Company will consider in good faith all legitimate proposals, recommendations and suggestions made by such affiliates. The Company will permit each such affiliate reasonable access to the properties of the Company and its subsidiaries, and to the books, records and other written information in the possession of the Company relating to its affairs, at all reasonable times.

        Listing; Reservation. So long as GS Koryo LP holds any of the Securities, the Company will use its best efforts to ensure that the Common Stock continues to be quoted on the Korea Stock Exchange (the "KSE"). In addition, the Purchaser will have the right to request that the Company list the Convertible Bonds on the London Stock Exchange or the Luxembourg Stock Exchange, as determined by the Company. Upon such request being made, the Company will use its best efforts to effect the listing as soon as is reasonably practicable, and GS Koryo LP will cooperate with the Company to effect such listing. GS Koryo LP will pay all costs relating to such listing.

        Registration Rights. The Company has granted GS Koryo LP demand registration rights exercisable at any time and from time to time on or after the 180th day following the Company's first registered public offering of equity securities in the United States. The Company has also granted GS Koryo LP certain piggyback registration rights subject to customary terms and conditions.

OTHER PLANS AND PROPOSALS

        Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Act.

        Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Amended Investment Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933 or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company,
(ii) sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Filing Persons to distribute in kind to its respective partners or members, as the case may be, shares of Common Stock or other securities owned by such Filing Person. To the knowledge of each Filing Person, each of the persons listed on Schedules I through V hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) According to the Company's most recent filing on Form F-1 with the Securities and Exchange Commission on June 18, 2002, the total number of shares of Common Stock outstanding as of June 4, 2002 is 317,677,416. As of November 22, 2002, GS Chosun directly owned 6,249,882 shares of Common Stock, representing 2.0% of the outstanding shares of Common Stock.

        As of November 22, 2002, GS Shilla may be deemed to beneficially own 10,581,269 shares of Common Stock through its beneficial ownership of the Convertible Bonds, representing 3.2% of the outstanding shares of Common Stock. As further described in Item 5(c) below, upon giving effect to the conversion notice dated November 22, 2002, GS Shilla will directly own 10,581,269 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock.

        As of November 22, 2002, GS Koryo Gen Par and GS Koryo LP may each be deemed to beneficially own 16,831,151 shares of Common Stock representing 5.1% of the outstanding shares of Common Stock. Such beneficial ownership consists of GS Chosun's direct ownership of 6,249,882 shares of Common Stock and GS Shilla's beneficial ownership of 10,581,269 shares of Common Stock.

        As of November 22, 2002, GS Group and GS Asia may each be deemed to beneficially own 16,883,143 shares of Common Stock representing 5.1% of the outstanding shares of Common Stock. Such beneficial ownership consists of (i) 16,831,151 shares of Common Stock which may be deemed to be beneficially owned by GS Koryo LP and GS Koryo Gen Par as described above, (ii) 456 shares of Common Stock and 1,527 American depositary shares acquired through ordinary course trading activities by GS Asia and affiliated broker-dealers, and (iii) nine American depositary shares held in client accounts with respect to which GS Asia, affiliated broker-dealers or their employees have voting or investment discretion, or both ("Managed Accounts").

        GS Group and GS Asia each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by GS Koryo LP to the extent of partnership interests in GS Koryo LP held by persons other than GS Group or its affiliates and (ii) the American depositary shares held in Managed Accounts.

        None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I through V hereto beneficially owns any shares of Common Stock other than as set forth herein.

        (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

        (c) On November 22, 2002, GS Shilla executed and delivered in accordance with the terms of the Indenture a conversion notice to The Bank of New York, as trustee, for the conversion of all of the Convertible Bonds into shares of Common Stock. Together with the conversion notice, GS Shilla also delivered in accordance with the terms of the Indenture the Convertible Bonds to The Bank of New York as trustee. With effect from the fifth business day in Seoul following the date the conversion notice is delivered by GS Shilla to The Bank of New York, as trustee (the "Conversion Date"), GS Shilla will be deemed by the Company to directly own 10,581,269 shares of Common Stock, representing 3.2% of the outstanding shares of Common Stock. The terms of the Indenture require the Company to deliver the shares of Common Stock to GS Shilla as soon as practicable and in any event within 21 days after the Conversion Date.

        Schedule VI hereto sets forth the transactions in the Common Stock (and ADSs representing such Common Stock) which were effected during the period from September 23, 2002 through November 22, 2002. All the transactions set forth on
Schedule VI were effected in the ordinary course of business by GS Asia or another wholly-owned broker or dealer subsidiary of GS Group on the Korea Stock Exchange in the case of the Common Stock and on the New York Stock Exchange in the case of the ADSs. Funds for the purchase of shares of Common Stock (or ADSs representing such Common Stock) acquired in ordinary course trading activities came from the working capital of GS Asia or another wholly-owned broker or dealer subsidiary of GS Group. Except as described elsewhere in this Schedule 13D and as set forth on Schedule VI, no transactions in the Common Stock (or ADSs representing such Common Stock) were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I through V hereto, during the period from September 23, 2002 through November 22, 2002.

        In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "Goldman Sachs"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

        (d) Except for clients of GS Asia or its affiliated broker-dealers who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by any Filing Person.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Company.
        -------------------------

        Certain contracts, arrangements, understandings or relationships among the Filing Persons in connection with the Amended Investment Agreement, as amended by the Amendment to Amended Investment Agreement, are described in Item 3 and Item 5 above. Such descriptions are incorporated by reference into this
Item 6.

        The Filing Persons' interest in the Convertible Bonds is subject to the terms of the Indenture and the Indenture Side Letter, which are attached as
Exhibit 4 hereto and are incorporated by reference herein. GS Shilla has the right to convert its Convertible Bonds (or any portion thereof being U.S.$5,000 in principal amount or an integral multiple thereof) into shares of Common Stock of the Company at any time until one month prior to June 14, 2005, the maturity date of the Convertible Bonds. As indicated above, the Convertible Bonds will be converted into 10,581,269 shares of Common Stock upon giving effect to the conversion notice dated November 22, 2002. The Supplemental Indenture confirms the assumptions by the Company of Old Kookmin's rights and obligations under the Indenture.

        Except as set forth in this statement, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I through V hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

Item 7.      Material To Be Filed as Exhibits.
             --------------------------------

Exhibit 1    Joint Filing Agreement, dated as of November 26, 2001*

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company*

Exhibit 3 Amendment No. 1, dated as of October 31, 2002, to the Amended and Restated Investment Agreement, dated as of September 4, 2002, by and among GS Koryo LP and the Company

Exhibit 4 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds
             Due 2005*

Exhibit 5 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.*

Exhibit 6 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs (Asia) L.L.C.*

Exhibit 7 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.*

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.*

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun Ltd.*

Exhibit 10 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla Ltd.*


* Previously filed as an exhibit to the Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs (Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 26, 2002

                                   THE GOLDMAN SACHS GROUP, INC.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title: Attorney-in-fact


                                   GOLDMAN SACHS (ASIA) L.L.C.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title:  Attorney-in-fact


                                   GOLDMAN SACHS CAPITAL KORYO, L.P.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title:  Attorney-in-fact


                                   GOLDMAN SACHS CAPITAL KORYO GEN PAR, L.L.C.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title:  Attorney-in-fact


                                   GOLDMAN SACHS CAPITAL CHOSUN LTD.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title:  Attorney-in-fact


                                   GOLDMAN SACHS CAPITAL SHILLA LTD.


                                   By: /s/ Roger S. Begelman
                                       -----------------------------------------
                                       Name: Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    EXHIBITS

Exhibit 1    Joint Filing Agreement, dated as of November 26, 2001*

Exhibit 2 Amended and Restated Investment Agreement, dated as of September 4, 2001, by and among GS Koryo LP and the Company*

Exhibit 3 Amendment No. 1, dated as of October 31, 2002, to the Amended and Restated Investment Agreement, dated as of September 4, 2002, by and among GS Koryo LP and the Company

Exhibit 4 Indenture and Indenture Side Letter, each dated as of June 14, 1999 relating to Old Kookmin's 3.00% Subordinated Convertible Bonds
             Due 2005*

Exhibit 5 Power of Attorney, dated as of December 8, 2000 delivered by The Goldman Sachs Group, Inc.*

Exhibit 6 Power of Attorney, dated as of November 23, 2001, delivered by Goldman Sachs (Asia) L.L.C.*

Exhibit 7 Power of Attorney dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo, L.P.*

Exhibit 8 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Koryo Gen Par, L.L.C.*

Exhibit 9 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Chosun Ltd.*

Exhibit 10 Power of Attorney, dated as of November 20, 2001, delivered by Goldman Sachs Capital Shilla Ltd.*


* Previously filed as an exhibit to the Statement on Schedule 13D of The Goldman Sachs Group, Inc., Goldman Sachs (Asia) L.L.C., Goldman Sachs Capital Koryo Gen Par, L.L.C., Goldman Sachs Capital Koryo, L.P., Goldman Sachs Capital Chosun Ltd., and Goldman Sachs Capital Shilla Ltd., dated November 14, 2001, relating to the common stock, par value Korean Won 5,000 per share, of Kookmin Bank, a Republic of Korea corporation.

                                   SCHEDULE I
                                   ----------


        The name of each director of The Goldman Sachs Group, Inc. is set forth below.

        The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

        Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

     Name                           Present Principal Occupation

Henry M. Paulson, Jr.        Chairman and Chief Executive Officer of The
                               Goldman Sachs Group, Inc.
Robert J. Hurst              Vice Chairman of The Goldman Sachs Group, Inc.
John A. Thain                President and Co-Chief Operating Officer of The
                               Goldman Sachs Group, Inc.
John L. Thornton             President and Co-Chief Operating Officer of The
                               Goldman Sachs Group, Inc.
Lord Browne of Madingley     Group Chief Executive of BP plc
James A. Johnson             Vice Chairman of Perseus, L.L.C.
John H. Bryan                Retired Chairman and Chief Executive Officer
                               of Sara Lee Corporation
Ruth J. Simmons              President of Brown University
Margaret C. Whitman          President and Chief Executive Officer of eBay Inc.
Morris Chang                 Chairman of Taiwan Semiconductor Manufacturing
                               Company Ltd.
Stephen Friedman             Senior Principal of MMC Capital

                                   SCHEDULE II
                                   -----------

        The name of each director of Goldman Sachs (Asia) L.L.C. is set forth below.

        The business address for each director listed below is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong, People's Republic of China, except as follows: The business address of Syed K. Ahmed is 85 Broad Street, New York, NY 10004. The business address of David K. Chang is Hung Kuo Building, 11th Floor, 207 Tun Hua South Road, Sec. 2, Taipei, Taiwan. The business address of Chan-Keun Lee and Jinsuk T. Oh is 21st Floor, HungKuk Life Insurance Building, 226 Shin Mun Ro 1Ga, Chong Ro-Gu, Seoul, Korea.

        Each director listed below is a United States citizen except as follows. Syed H. Ahmed is a citizen of Pakistan. David K. Chang is a citizen of Taiwan. Richard J. Gnodde is a citizen of both Ireland and South Africa. Ian Mukherjee is a citizen of the United Kingdom. Chan-Keun Lee and Jinsuk T. Oh are citizens of South Korea. Masatoki Mitsumata is a citizen of Japan.

        The present principal occupation or employment of each of the listed persons is set forth below.

Name                    Present Principal Occupation
--------------------    ------------------------------------------------
Syed H. Ahmed           Managing Director of Goldman, Sachs & Co.
Michael J. Carr         Managing Director of Goldman Sachs (Asia) L.L.C.
David K. Chang          Managing Director of Goldman Sachs (Asia) L.L.C.
Richard J. Gnodde       Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas S. Grip         Managing Director of Goldman Sachs (Asia) L.L.C.
Chan-Keun Lee           Managing Director of Goldman Sachs (Asia) L.L.C.
Theresa E. MacCabe Managing Director of Goldman Sachs (Asia) L.L.C. Masatoki Mitsumata Managing Director of Goldman Sachs (Asia) L.L.C.
Ian Mukherjee           Managing Director of Goldman Sachs (Asia) L.L.C.
Junsuk T. Oh            Managing Director of Goldman Sachs (Asia) L.L.C.

                                  SCHEDULE III
                                  ------------

        The name, position and present principal occupation of each director and executive officer of Goldman Sachs Capital Koryo Gen Par, L.L.C., the sole general partner of Goldman Sachs Capital Koryo, L.P., are set forth below.

        The business address for all directors and/or executive officers listed below is 85 Broad Street, New York, New York 10004.

        All directors and/or executive officers listed below are United States citizens.

Name                    Position             Present Principal Occupation
-------------------     ------------------   ----------------------------

Richard A. Friedman     Director/President   Managing Director of Goldman,
                                               Sachs & Co.
Katherine B. Enquist    Vice President/      Vice President of Goldman,
                        Secretary              Sachs & Co.
Joseph H. Gleberman     Vice President       Managing Director of Goldman,
                                               Sachs & Co.
John E. Bowman          Vice President/      Vice President of Goldman,
                        Treasurer              Sachs & Co.
David J. Greenwald      Assistant Secretary  Managing Director of Goldman,
                                               Sachs & Co.
James B. McHugh         Assistant Secretary  Vice President of Goldman,
                                               Sachs & Co.
Beverly L. O'Toole      Assistant Secretary  Vice President of Goldman,
                                               Sachs & Co.
Patrick E. Mulvihill    Assistant Treasurer  Managing Director of Goldman,
                                               Sachs & Co.
Sarah G. Smith          Assistant Treasurer  Managing Director of Goldman,
                                               Sachs & Co.

                                   SCHEDULE IV
                                   -----------


                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Chosun Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                     Position             Present Principal Occupation
-----------------------  -------------------  ----------------------------------

Mathew Willie            Director             Counsel for Shearn Skinner Trust
                                                Company
Richard A. Friedman      Director             Managing Director of Goldman,
                                                Sachs & Co.
Lilian Chau              Secretary            Trust Manager of Shearn Skinner
                                                Trust Company
David J. Greenwald       Assistant Secretary  Managing Director of Goldman,
                                                Sachs & Co.
James B. McHugh          Assistant Secretary  Vice President of Goldman,
                                                Sachs & Co.
John E. Bowman           Vice President       Vice President of Goldman,
                                                Sachs & Co.
Katherine B. Enquist     Vice President/      Vice President of Goldman,
                         Secretary              Sachs & Co.

                                   SCHEDULE V
                                   ----------



                  The name, position and present principal occupation of each director and executive officer of each of Goldman Sachs Capital Shilla Ltd. are set forth below.

                  The business address for all the executive officers listed below except Mathew Willie and Lilian Chau is 85 Broad Street, New York, New York 10004. The business address for Mathew Willie and Lilian Chau is c/o Shearn Skinner Trust Company Sdn Bhd, Lot 2&3, Level 3, Wisma Lazenda, Jalan Komajuan, 87000 Federal Territory of Labuan, Malaysia.

                  All directors and/or executive officers listed below are United States citizens except for Mathew Willie and Lilian Chau, who are citizens of Malaysia.

Name                  Position               Present Principal Occupation
-------------------   -------------------    -----------------------------------
Mathew Willie         Director               Counsel for Shearn Skinner Trust
                                               Company
Richard A. Friedman   Director               Managing Director of Goldman,
                                               Sachs & Co.
Lilian Chau           Secretary              Trust Manager of Shearn Skinner
                                               Trust Company
David J. Greenwald    Assistant Secretary    Managing Director of Goldman,
                                               Sachs & Co.
James B. McHugh       Assistant Secretary    Vice President of Goldman,
                                               Sachs & Co.
John E. Bowman        Vice President         Vice President of Goldman,
                                               Sachs & Co.
Katherine B. Enquist  Vice President/        Vice President of Goldman,
                      Secretary                Sachs & Co.

                                   SCHEDULE VI
                                   -----------


                          Transactions in Common Stock

Shares Purchased  Shares Sold  Price per Share   Trade Date  Settlement Date
----------------  -----------  ---------------   ----------  ---------------
                               (in Korean Won)
                        5,000           37,100   10/10/2002       10/14/2002
               1                        43,750   10/21/2002       10/23/2002
               1                        43,750   10/21/2002       10/23/2002
                            2           43,750   10/21/2002       10/23/2002

                   Transactions in American Depositary Shares

Shares Purchased  Shares Sold  Price per Share   Trade Date  Settlement Date
----------------  -----------  ---------------   ----------  ---------------
                                in US Dollars

             700                         32.03   10/22/2002       10/25/2002
                         700             32.08   10/22/2002       10/25/2002